May 12, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Penson Worldwide, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-127385)
Ladies and Gentlemen:
     As Representatives of the several underwriters of the proposed public offering of up to 7,465,759 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. eastern time on May 16, 2006, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 1, 2006, through the date hereof:
     Preliminary Prospectus dated May 1, 2006:
     12,750 copies to prospective Underwriters, institutional investors, dealers and others
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

J.P. MORGAN SECURITIES INC.
CREDIT SUISSE SECURITIES (USA) LLC
BANC OF AMERICA SECURITIES LLC
RAYMOND JAMES & ASSOCIATES, INC.
SANDLER O’NEILL & PARTNERS, L.P.
As Representatives of the several Underwriters

By:	J.P. Morgan Securities Inc.

By:	/s/ Joseph A. Molluso
	Name:	Joseph A. Molluso
	Title:	Managing Director

By:	Credit Suisse Securities (USA) LLC

By:	/s/ John A. Sipp
	Name:	John A. Sipp
	Title:	Managing Director